
Wanda LOPUCH

Wanda R. Lopuch (She/Her) · 3rd

Board Director & CEO I Governance, ESG & Risk Expert I Governance & Nominating Committee Chair I Risk & ESG Committee Chair I International Executive I Entrepreneur I Responsible Investor

New York, New York, United States · Contact info

500+ connections

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HEVO

University of California, Berkeley - School of Law

About

As a corporate board director, my mission is to support organizations that tackle climate change and other challenges of our modern world. With my science, engineering, and global business background, I focus on clean energy, fintech, synthetic biology, sustainable agriculture, and health services.

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Featured

Article



End of the Era for the #BerkshireHathaway Tribe?

Wanda R. Lopuch on LinkedIn

The Tribe The 2022 #berkshirehathaway annual shareholders meeting (ASM) took place on April 30, 2022, of course in Omaha, NE. I was there. The date of the 2023...

Article



ESG - To Regulate or Not To Regulate

Wanda R. Lopuch on LinkedIn

ESG-washing, known also as green-washing on the capital markets, is becoming dangerously prevalent, as fund managers are more than eager to satisfy investors' appetite f...

Link


BAD
WEAK
GOOD

ESG as a Proxy for Sound Risk Oversight

ProfitwithPurpose

Is ESG a Proxy for Sound Risk Oversight? Capital Markets Supply-Demand Perspective Greenwashing is prevalent in corporate practices. The reasons are simple: profits....

Activity

1,535 followers

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Wanda R. Lopuch commented on a post · 3h

Thank you for educating US on TNFD. So obvious and yet, so invisible ... yet. Like an air.

6 · 2 comments

Wanda R. Lopuch commented on a post · 2d

Kudos Super Mom!

163 · 23 comments

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Experience

HEVO

1 yr 11 mos

- **Chair of the Governance, Nominating & ESG Committee, Board Director**
  Jan 2021 - Present · 1 yr 9 mos
- **Corporate Secretary of the Board of Directors**
  Nov 2020 - Present · 1 yr 11 mos
  United States

Chair of the Risk and ESG Committee, Board Director

Chair of the Risk and ESG Committee, Board Director
Entelligent
Dec 2019 - Mar 2021 · 1 yr 4 mos
United States

Member Of The Board Of Advisors
HEVO Power
Sep 2019 - Feb 2020 · 6 mos
New York, United States

Chair Of The Board Of Directors
Global Sourcing Council
Dec 2012 - Dec 2019 · 7 yrs 1 mo

profit with purpose: strategy, research, consulting; responsible sourcing, green and clean investments, governance, sustainable development, budget oversight, corporate social responsibility, accc ...see more

Managing Partner
MDA Associates, Inc/Profit with Purpose
2004 - 2019 · 15 yrs
New York, United States

Sustainable Global Development
...see more

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Education

University of California, Berkeley - School of Law
Executive Program: Boards Role in ESG, Governance and ESG
Feb 2021 - May 2021

Marquette University
Ph.D., Administration and Supervision
1979 - 1984

Wroclaw University of Science and Technology
MS, Computer Science

Licenses & certifications

ESG: Navigating the Board Role
Berkeley Law Executive Education
Issued May 2021 · No Expiration Date
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Volunteering

Founding Member, Director, President, Chair of the Board
The Global Sourcing Council
Sep 2008 - Dec 2019 · 11 yrs 5 mos
Economic Empowerment

Founding Member of the Global Sourcing Council (GSC), a non-profit 501.c.3 organization that advocates sustainable global development through socially responsible global sourcing. GSC ...see more

Member
Extraordinary Women on Boards (EWOB)
Sep 2021 - Present · 1 yr 1 mo
Science and Technology

Extraordinary Women on Boards (EWOB) is a private membership community for highly accomplished women who are experienced corporate board directors.

Member
360 One Firm (361Firm)
Nov 2021 - Present · 11 mos
Education

Skills

Strategy
Endorsed by Vishal Ahluwalia and 4 others who are highly skilled at this
52 endorsements

Sustainability
15 endorsements

Entrepreneurship

Endorsed by Gary Anzalone and 2 others who are highly skilled at this

55 endorsements

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Recommendations

Received Given

JoDeen Urban · 3rd
Vice President at SCOR
August 7, 2014, JoDeen worked with Wanda R. on the same team

Wanda is a sophisticated and focused executive and leader with a clear understanding of how to motivate people in order to achieve strategic objectives. I have had the pleasure of working closely with Wanda for over seven years on matters relating to the Global Sourcing Council. Her commitment to strategic vision and considerable expertise in management and emerging markets has enable ...see more

Honors & awards

Krzyz Kawalerski Orderu Zaslugi Rzeczypospolitej Polskiej
Issued by Prezydent Rzeczypospolitej Polskiej Bronislaw Komorowski · Sep 2013

Associated with MDA Associates, Inc/Profit with Purpose

Languages

English
Native or bilingual proficiency

Polish
Native or bilingual proficiency

Russian
Professional working proficiency

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Interests

Influencers Companies Groups Schools

Lucy P. Marcus · 3rd
Non-Exec Board Director ● columnist ● Professor
1,090,044 followers
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Bernard Marr · 2nd
📖 Internationally Best-selling #Author🎤 #KeynoteSpeaker🤖 #Futurist💻 #Business, #Tech & #Data Advisor
1,485,274 followers
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